# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Permian Resources Corporation, CIK 0001658566
CUSIP: 71424F105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 300 N. MARIENFELD ST., SUITE 1000, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001377293
Persons authorized to receive notices and communications: Matthew Pacey, P.C., 609 Main Street, Houston, Texas (TX), 77002, (713) 836-3600

## Reporting persons
- Pearl Energy Investments II, L.P. (CIK 0001708247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl Energy Investments AIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl Energy Investment GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl Energy Investment UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl CIII Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl Energy Investments II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pearl Energy Investment II UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William J. Quinn (CIK 0001377293): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,245,584; shared voting power 0; sole dispositive power 9,245,584; shared dispositive power 0; aggregate amount beneficially owned 9,245,584 (1.3% of the class)
  Comment: This reported securities represent 1,312,429 shares of Class A Common Stock ("Class A Shares") and 7,933,155 Class A Shares issuable upon conversion of Units and Class C Common Stock ("Class C Shares"). The percentage of class is calculated based upon 702,730,246 Class A Shares outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 7, 2025, as increased by 7,933,155 Class A Shares issuable upon conversion of Units and Class C Shares held by the reporting person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Permian Resources Corporation
Address of issuer's principal executive offices: 300 N. MARIENFELD ST., SUITE 1000, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed by the undersigned with the SEC on September 12, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 6, 2024 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on May 16, 2024 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on June 21, 2024 ("Amendment No. 3" and together with Amendment No. 2, Amendment No. 1 and the Original Schedule 13D, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 4 is being filed on behalf of the reporting persons identified on the cover pages of this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On September 16, 2025, William J. Quinn and his personal investment vehicle received a distribution of an aggregate of 7,933,155 Opco Common Units and Class C Shares. The remainder of the previously reported Opco Common Units and Class C Shares were converted into Class A Shares and distributed for no consideration to limited partners and members of the reporting persons (the "September 2025 Transactions").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to row 9 and 11 on each cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 5, 6, 7 and 8 on each cover page.
Transactions in the class effected during the past sixty days: Except for the September 2025 Transactions described in Item 3 hereof, the reporting persons have not effected any transactions in Class A Shares within the prior 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As reflected in Amendment No. 3, the reporting persons beneficially owned less than 5% of the Issuer's Class A Common Stock as of June 19, 2024. After giving effect to the September 2025 Transactions, William J. Quinn's ownership decreased to 1.3% and all other reporting persons on this statement ceased to beneficially own any Issuer securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1 Joint Filing Agreement, dated as of May 16, 2024, by and among the Reporting Persons (filed as Exhibit 99.1 to the SC 13D/A filed with the SEC on May 16, 2024 and incorporated herein by reference).

## Signatures
- Pearl Energy Investments II, L.P.: PEARL ENERGY INVESTMENTS II, L.P., General Partner (09/19/2025)
- Pearl Energy Investments II, L.P.: Pearl Energy Investment UGP, LLC, General Partner (09/19/2025)
- Pearl Energy Investments II, L.P.: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl Energy Investments AIV, L.P.: Pearl Energy Investment GP, L.P., General Partner (09/19/2025)
- Pearl Energy Investments AIV, L.P.: Pearl Energy Investment UGP, LLC, General Partner (09/19/2025)
- Pearl Energy Investments AIV, L.P.: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl Energy Investment GP, L.P.: Pearl Energy Investment UGP, LLC, General Partner (09/19/2025)
- Pearl Energy Investment GP, L.P.: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl Energy Investment UGP, LLC: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl CIII Holdings, L.P.: Pearl Energy Investment II GP, L.P., General Partner (09/19/2025)
- Pearl CIII Holdings, L.P.: Pearl Energy Investment II UGP, LLC, General Partner (09/19/2025)
- Pearl CIII Holdings, L.P.: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl Energy Investments II GP, L.P.: Pearl Energy Investment UGP, LLC, General Partner (09/19/2025)
- Pearl Energy Investments II GP, L.P.: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- Pearl Energy Investment II UGP, LLC: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)
- William J. Quinn: /s/ William J. Quinn, William J. Quinn/Authorized Person (09/19/2025)